Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,					Nine Months Ended May 31,	Three Months Ended May 31,
	2009	2008	2007	2006	2005	2010	2010
Income before Provision for Income Taxes	$15,184	$25,991	$24,837	$35,823	$35,104	$18,315	$8,628
Additions:
Fixed charges	2,447	4,038	6,026	5,307	3,649	1,821	736

Total Earnings	$17,631	$30,029	$30,863	$41,130	$38,753	$20,136	$9,364

Fixed Charges
Interest expense	$1,791	$3,081	$5,218	$4,641	$2,935	$1,312	$563
Preferred stock dividends	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—
Estimate of interest portion of rental expenses	656	957	808	666	714	509	173

Total Fixed Charges	$2,447	$4,038	$6,026	$5,307	$3,649	$1,821	$736

Ratio of Earnings to Fixed Charges	7.2	7.4	5.1	7.8	10.6	11.1	12.7

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.2	7.4	5.1	7.8	10.6	11.1	12.7